STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.     Name of Statutory Trust: Grail Advisors Alpha ETF Trust.

2.     The Certificate of Trust is hereby amended as follows:

(i)     the name of the statutory trust set forth in Article FIRST of the Certificate of Trust is changed to “Grail Advisors ETF Trust”; and

(ii)     William M. Thomas accepted appointment on July 21, 2008 as a Trustee of the Trust and Darlene T. DeRemer resigned as Trustee on November 17, 2008; William M. Thomas is currently the sole Trustee of the Trust.

3.      This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on the 12th day of January 2009.

GRAIL ADVISORS ALPHA ETF TRUST

By:	/s/ William M. Thomas
Name: William M. Thomas
Title: Trustee